GKM
FUNDS
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May 1, 2009

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

      RE:   The GKM Funds (the "Trust")
            File Nos. 811-10529 and 333-71402
            Response to Commission's Comments on Preliminary Proxy
                  Statement filed on April 7, 2009

Ladies and Gentlemen:

      Mr. Briccio Barrientos of the Commission staff contacted us to provide comments on Preliminary Proxy Statement filed with the Commission on April 7, 2009. The following are the two comments provided by the Commission staff and the Trust's response to each:

1.    COMMENT: Remove the following disclosure from the proxy statement:

      "While adherence to the conditions of Section 15(f) is voluntary, the Trust has determined to do so because the Trustees believe that adhering to those conditions is in the best interests of shareholders."

      RESPONSE: The disclosure has been removed.

2. COMMENT: Add disclosure regarding the availability of the Trust's proxy materials via the internet. In addition, the disclosure must be prominent in bold-face type.

      RESPONSE: The disclosure has been added to the proxy statement. In addition, the proxy materials will be posted on the internet and will be available for downloading free of charge.


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The Trust has authorized me to acknowledge to you that:

      (a) The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the "Staff");

      (b) Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

      (c) The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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      If you have any further questions or additional  comments,  please contact the undersigned at 513-587-3406.

Sincerely,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary